October 30, 2024

Michael Heltzen
Chief Executive Officer
Invizyne Technologies Inc.
750 Royal Oaks Drive, Suite 106
Monrovia, CA 91016

       Re: Invizyne Technologies Inc.
           Amendment No. 8 to Registration Statement on Form S-1
           Filed October 21, 2024
           File No. 333-276987
Dear Michael Heltzen:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 8 to Registration Statement on Form S-1
General

1. We note your newly added disclosure regarding the private placement to be completed concurrently with the public offering, which provides that the number of private warrants to be issued in the private placement will be tied to the number of shares of common stock purchased by certain accredited investors in the public offering. Please provide your analysis under Rule 152 of the Securities Act as to why the two offerings should not be integrated. Please specifically address the timing and circumstances under which the accredited investors first engaged with the company with respect to each offering, what materials related to the public offering the issuer has provided to those investors, and how the proposed private placement complies with Rule 502(c) of
       Regulation D.
 October 30, 2024
Page 2

       Please contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Andrew Hudders, Esq.